UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
OncoGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
835692203
(CUSIP Number)
August 21, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	056332109	Page	2	of	11

1	NAMES OF REPORTING PERSONS H.I.G. Oncogenex, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		733,912(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,912(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,912(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, Inc. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, Inc. H.I.G. Key Corporation and H.I.G. Oncogenex, Inc. and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares. These securities include 209,688 shares that remain in escrow pending the achievement of certain milestones, as set forth in the Arrangement Agreement dated May 27, 2008 between Sonus Pharmaceuticals, Inc. and OncoGenex Technologies Inc., which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-21243) filed with the Securities and Exchange Commission on May 30, 2008, and incorporated herein by reference. If such milestones are not satisfied prior to August 21, 2014, all shares remaining in escrow will be cancelled.

CUSIP No.	056332109	Page	3	of	11

1	NAMES OF REPORTING PERSONS H.I.G. Key Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Barbados

	5	SOLE VOTING POWER

NUMBER OF		733,912(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,912(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,912(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, Inc. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, Inc. H.I.G. Key Corporation and H.I.G. Oncogenex, Inc. and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares. These securities include 209,688 shares that remain in escrow pending the achievement of certain milestones, as set forth in the Arrangement Agreement dated May 27, 2008 between Sonus Pharmaceuticals, Inc. and OncoGenex Technologies Inc., which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-21243) filed with the Securities and Exchange Commission on May 30, 2008, and incorporated herein by reference. If such milestones are not satisfied prior to August 21, 2014, all shares remaining in escrow will be cancelled.

CUSIP No.	056332109	Page	4	of	11

1	NAMES OF REPORTING PERSONS H.I.G. Horizon Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Barbados

	5	SOLE VOTING POWER

NUMBER OF		733,912(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,912(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,912(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, Inc. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, Inc. H.I.G. Key Corporation and H.I.G. Oncogenex, Inc. and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares. These securities include 209,688 shares that remain in escrow pending the achievement of certain milestones, as set forth in the Arrangement Agreement dated May 27, 2008 between Sonus Pharmaceuticals, Inc. and OncoGenex Technologies Inc., which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-21243) filed with the Securities and Exchange Commission on May 30, 2008, and incorporated herein by reference. If such milestones are not satisfied prior to August 21, 2014, all shares remaining in escrow will be cancelled.

CUSIP No.	056332109	Page	5	of	11

1	NAMES OF REPORTING PERSONS Sami W. Mnaymneh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		733,912(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,912(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,912(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, Inc. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, Inc. H.I.G. Key Corporation and H.I.G. Oncogenex, Inc. and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares. These securities include 209,688 shares that remain in escrow pending the achievement of certain milestones, as set forth in the Arrangement Agreement dated May 27, 2008 between Sonus Pharmaceuticals, Inc. and OncoGenex Technologies Inc., which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-21243) filed with the Securities and Exchange Commission on May 30, 2008, and incorporated herein by reference. If such milestones are not satisfied prior to August 21, 2014, all shares remaining in escrow will be cancelled.

CUSIP No.	056332109	Page	6	of	11

1	NAMES OF REPORTING PERSONS Anthony Tamer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		733,912(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,912(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

733,912(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, Inc. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, Inc. H.I.G. Key Corporation and H.I.G. Oncogenex, Inc. and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares. These securities include 209,688 shares that remain in escrow pending the achievement of certain milestones, as set forth in the Arrangement Agreement dated May 27, 2008 between Sonus Pharmaceuticals, Inc. and OncoGenex Technologies Inc., which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-21243) filed with the Securities and Exchange Commission on May 30, 2008, and incorporated herein by reference. If such milestones are not satisfied prior to August 21, 2014, all shares remaining in escrow will be cancelled.

CUSIP No.	056332109	Page	7	of	11

Item 1(a).	Name of Issuer: OncoGenex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1522 217 Place, N.E. Bothell, Washington 98021

Item 2(a).	Name of Person Filing: H.I.G. Oncogenex, Inc. H.I.G. Key Corporation H.I.G. Horizon Corporation Sami W. Mnaymneh Anthony Tamer

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o 1001 Brickell Bay Drive, 27th Floor Miami, Florida 33131

Item 2(c).	Citizenship:

H.I.G. Oncogenex, Inc.	Cayman Islands
H.I.G. Key Corporation	Barbados
H.I.G. Horizon Corporation	Barbados
Sami W. Mnaymneh	United States
Anthony Tamer	United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 835692203

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	056332109	Page	8	of	11

Item 4.	Ownership.

(a)	Amount beneficially owned:	H.I.G. Oncogenex, Inc.	733,912
		H.I.G. Key Corporation	733,912
		H.I.G. Horizon Corporation	733,912
		Sami W. Mnaymneh	733,912
		Anthony Tamer	733,912

(b)	Percent of class:	H.I.G. Oncogenex, Inc.	13.3%
		H.I.G. Key Corporation	13.3%
		H.I.G. Horizon Corporation	13.3%
		Sami W. Mnaymneh	13.3%
		Anthony Tamer	13.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

H.I.G. Oncogenex, Inc.	733,912
H.I.G. Key Corporation	733,912
H.I.G. Horizon Corporation	733,912
Sami W. Mnaymneh	733,912
Anthony Tamer	733,912
(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

H.I.G. Oncogenex, Inc.	733,912
H.I.G. Key Corporation	733,912
H.I.G. Horizon Corporation	733,912
Sami W. Mnaymneh	733,912
Anthony Tamer	733,912
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No.	056332109	Page	9	of	11

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. H.I.G. Key Corporation H.I.G. Horizon Corporation

Item 8.	Identification and Classification of Members of the Group. H.I.G. Oncogenex, Inc. H.I.G. Key Corporation H.I.G. Horizon Corporation Sami W. Mnaymneh Anthony Tamer

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP No.	056332109	Page	10	of	11
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2008	H.I.G. ONCOGENEX, INC.
	By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. KEY CORPORATION
	By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. HORIZON CORPORATION
	By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami W. Mnaymneh
SAMI W. MNAYMNEH

/s/ Anthony Tamer
ANTHONY TAMER

CUSIP No.	056332109	Page	11	of	11

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) (l) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

H.I.G. ONCOGENEX, INC.
By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. KEY CORPORATION
By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. HORIZON CORPORATION
By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami W. Mnaymneh
SAMI W. MNAYMNEH

/s/ Anthony Tamer
ANTHONY TAMER